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SEC FILE NUMBER 0-26140

CUSIP NUMBER 75962A 10 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	November 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☒ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Remote Dynamics, Inc.

Full Name of Registrant

Former Name if Applicable

1155 Kas Drive, Suite 100

Address of Principal Executive Office (Street and Number)
Richardson, Texas 75081

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Based on the Company’s failure to achieve its forecasted sales targets for the three months ended November 30, 2005, the Company began analyzing and revising its current and long-term business plans with the goal of optimizing the Company’s sales and marketing strategy in order to maximize its revenues and further reduce its operating costs. As a result, in late-December 2005, the Company materially modified its existing business plan. Key to the Company’s new business plan was its decision to exclusively market and sell its REDIview product line through its existing network of over 50 third-party distribution partners which the Company expects will result in a significant reduction in the Company’s sales and marketing expenses related to maintaining a significant direct sales effort. Additionally, in implementing its new business plan, the Company completed a significant cost and operational-based restructuring rightsizing its workforce at all levels including its senior management level and ceased its development efforts to launch two new product lines during 2006 instead focusing the Company’s efforts on enhancing its existing REDIview product line. As a result, in addition to significantly reducing its projected operational costs, the Company significantly reduced its projected sales targets and associated cash flows from its previous business plan which included multiple product offerings sold through both a direct sales force and third-party distributors.
     Goodwill is tested for impairment on an annual basis, or between annual tests if it is determined that a significant event or change in circumstances warrants such testing, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, (“SFAS 142”) which requires a comparison of the carrying value of goodwill to the fair value of the reporting unit. If the fair value of the reporting unit is less than the carrying value of goodwill, an adjustment to the carrying value of goodwill is required.
     Based on the changes to the Company’s business plan described above and in accordance with SFAS 142, the Company is in the process of testing its Goodwill based on the Company’s new projected sales targets and the estimated impact of its recently implemented cost savings initiatives. While the Company expects its Goodwill to be impaired, as of January 17, 2006, management had not completed its analysis regarding its potential Goodwill impairment and therefore cannot estimate the amount of impairment at this time.
     The compilation, dissemination and review of the information required to be presented in the Form 10-Q has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the Company. The Company anticipates filing such quarterly report on Form 10-Q no later than five days after its original due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Neil Read	(972)	301-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Remote Dynamics, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 18, 2006	By	/s/ Neil Read

Neil Read Vice President, Chief Financial Officer & Treasurer